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                                    EXHIBIT 1

DuPont Pharmaceuticals Company, a Delaware general partnership and a wholly-owned subsidiary of E.I. du Pont de Nemours and Company, acquired the securities being reported on by E.I. du Pont de Nemours and Company in this
Schedule 13G. E.I. du Pont de Nemours and Company and DuPont Pharma, Inc., a Delaware corporation, are the sole partners of DuPont Pharmaceuticals Company. DuPont Chemical and Energy Operations, Inc. directly owns all the outstanding capital stock of DuPont Pharma, Inc. E.I. du Pont de Nemours and Company directly owns all the outstanding capital stock of DuPont Chemical and Energy Operations, Inc.